UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

News Release

NYSE suspends trading in Schering ADRs

New York/Berlin/Leverkusen - The New York Stock Exchange (NYSE) has decided to suspend trading in Schering American Depositary Receipts (ADRs), ticker symbol SHR, and transfer them to the open market. The NYSE is taking this action in light of the small number of outstanding Schering shares and ADRs following the acquisition of more than 95 percent of the company by Bayer AG. It also plans to apply to the U.S. Securities and Exchange Commission (SEC) for Schering to be delisted in the United States. Schering’s reporting obligations toward the SEC remain unaffected.

The NYSE normally suspends trading in a stock if the number of outstanding securities falls below 600,000. On November 23, 2006, only about 518,000 outstanding ADRs remained in circulation.

Leverkusen,  November 24, 2006
fo                (2006-0653E)

Contact:
Bayer AG:
Günter Forneck, phone +49 214 30 50446
Email: guenter.forneck.gf@bayer-ag.de

Christian Hartel, phone +49 214 30 47686
Email: christian.hartel.ch@bayer-ag.de

Schering AG:
Oliver Renner, phone +49 30 468 12431
Email: oliver.renner@schering.de

Important information from Bayer AG:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. At the time of commencement of the mandatory compensation offer, Bayer Schering GmbH (formerly Dritte BV GmbH) will file a tender offer statement with the U.S. Securities and Exchange Commission (SEC) with respect to the mandatory compensation offer and Schering AG will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC in respect of the mandatory compensation offer.
Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the mandatory compensation offer filed with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s website (http://www.sec.gov), or at the website http://www.bayer.de.

This news release contains certain forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our reports files with the Frankfurt Stock Exchange and our reports filed with the SEC (incl. on Form 20-F). Bayer AG and Bayer Schering GmbH (formerly Dritte BV GmbH) do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Important information from Schering AG:

Legal Instruction
After the proposed offer of cash compensation by Bayer Schering GmbH (formerly Dritte BV GmbH), a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the domination and profit and loss transfer agreement between Bayer Schering GmbH (formerly Dritte BV GmbH) and Schering Aktiengesellschaft, is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.